Exhibit 23.2
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Pioneer Energy Services Corp.:
We consent to the use of our reports with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated March 6, 2020 contains an explanatory paragraph that states that the Company has suffered recurring losses from operations and is facing risks and uncertainties surrounding its Chapter 11 proceedings that raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

Our report refers to a change in the method of accounting for leases.

/s/ KPMG LLP

San Antonio, Texas
November 24, 2020